Via Facsimile and U.S. Mail
Mail Stop 4720

April 14, 2010

Mr. Wilson Kin Cheung
Chief Executive Officer
Super Luck, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

      Re: Item 4.01 Form 8-K
             Filed April 12, 2010
             File No. 000-51817

Dear Mr. Cheung:

We have reviewed your filing and have the following comments. Please provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K

1. Please provide us a chronology of the substantive discussions between you and your former accountants related to the Company's accounting treatment of CHML that summarizes each side's position for each discussion. Also, please tell us why you do not believe that there existed a disagreement and/or other reportable event related to this accounting issue required to be disclosed pursuant to paragraph a(1)(iv) and paragraph a(1)(v)(A-D) of Item 304 of Regulation S-K. As indicated in paragraph a(1)(iv), a disagreement should be disclosed whether or not it was resolved to the former accountant's satisfaction.

2. Please provide us a chronology of the substantive discussions between you and your current accountants leading to their being engaged that summarizes each discussion.

In particular, address the Company's accounting treatment of CHML and the type of opinion to be issued by the current accountants. Also, please tell us why you believe that disclosure required by Item 304 paragraph a(2)(ii)(A-D) of Regulation S-K is not required.

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As appropriate, respond to these comments within five business days or tell us when you will provide us with a response. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3648.

Sincerely,

Dana M. Hartz
Staff Accountant